SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)


                            GRANT GEOPHYSICAL, INC.
                               (Name of Issuer)


       $2.4375 CONVERTIBLE EXCHANGEABLE PREFERRED STOCK, $.01 PER SHARE
                        (Title of Class of Securities)



                                   388085201
                                (CUSIP Number)


                             Richard J. Schulman, Esq.
          Sills Cummis Zuckerman Radin Tischman Epstein & Gross, P.A.
                             One Riverfront Plaza
                           Newark, New Jersey  07102
                              TEL:  (201) 643-7000
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 July 2, 1997
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box <square>.

CUSIP NO. 388085201                                          13D                            PAGE  2  of 5  PAGES

         (1)         NAMES OF REPORTING PERSONS.
                     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                     Yakil Polak
                     ###-##-####
         (2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                              (a)  square

                                                                                                   (b)  square
         (3)         SEC USE ONLY
         (4)         SOURCE OF FUNDS

                     PF
         (5)         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                            <square>
                     PURSUANT TO ITEMS 2(d) or 2(e)

         (6)         CITIZENSHIP OR PLACE OF ORGANIZATION
                          United States

                                        (7)         SOLE VOTING POWER
           NUMBER OF
            SHARES                                   53,100
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH
                                        (8)         SHARED VOTING POWER

                                                    -0-
                                        (9)         SOLE DISPOSITIVE POWER

                                                     53,100
                                       (10)         SHARED DISPOSITIVE POWER

                                                    -0-

           (11)            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            53,100
           (12)            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                <square>
           (13)            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           2.3%
           (14)            TYPE OF REPORTING PERSON
                             IN

     This Amendment is filed on behalf of Yakil Polak and amends and supplements the initial Schedule 13D dated December 26, 1996, as amended by Amendment No. 1 dated July 1, 1997.


Item 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     This item is supplemented as follows:

     This item is not applicable to the sale of securities described in Item 5 below.

Item 4.    PURPOSE OF TRANSACTION.

     This item is supplemented as follows:

     This item is not applicable to the sale of securities described in Item 5 below.

Item 5.    INTEREST IN SECURITIES OF THE ISSUER.

     This item is supplemented as follows:

           (a)  After giving effect to the transaction described below, Mr.

Polak beneficially owned 53,100 shares of $2.4375 Convertible Exchangeable

Preferred Stock, par value $.01 per share (the "Preferred Stock") of Grant

Geophysical, Inc., a Delaware corporation (the "Company"), all of which he held directly, representing 2.3% of the Company's outstanding shares of Preferred

Stock.

           (b)  Mr. Polak has the sole power to vote and sole power to dispose of all such shares of Preferred Stock.

           (c)  The following is a description of the transaction in Preferred

Stock Mr. Polak has effected since his most recent filing of Schedule 13D on

July 1, 1997:

      Date of       Number of      Price Per          Where and How
       SALE         SHARES         SHARE        TRANSACTION WAS EFFECTED

 July 2, 1997       91,500           $3.422      open market through broker


           (d)  No other person is known by the reporting person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described in this Item 5.

           (e)  The reporting person ceased to be the beneficial owner of more than five percent of the Preferred Stock on July 2, 1997.

                               SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:   July 3, 1997

Signature: /S/ YAKIL POLAK
	   ---------------------------
           Yakil Polak